This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules

BC FORM 53-901F (Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the report in block capitals "CONFIDENTIAL - SECTION 85", and file in an envelope marked "Confidential - Attention: Supervisor, Financial Reporting:".

1. Reporting Issuer

The full name and address of the principal office in Canada of the reporting issuer is:

Atna Resources Ltd.
1550-409 Granville Street
Vancouver, B.C. V6C 1T2

2. Date of Material Change

The date of the material change is December 16, 2003.

3. Press Release:

The date and place of issuance of the press release(s) issued under section 85(1) of the Act is as follows:

Date of Issuance: December 16, 2003
Place of Issuance: Vancouver, British Columbia

4. Summary of Material Change

The Issuer has closed a private placement financing of $2,299,850.

5. Full Description of Material Change

The Issuer has closed a private placement financing of $2,299,850 (the “Offering”). The Offering consisted of a private placement of 6,571,000 units (the “Units”) priced at $0.35 per Unit, with each Unit consisting of a common share (a “Share”) and one-half of one common share purchase warrant (a “Warrant”). One full Warrant entitles the holder to purchase one additional common share at a price of $0.45 per Warrant Share on or before December 16, 2004.

Pacific International Securities Inc. and members of its selling group (collectively the "Agent") acted as agent for the financing. The Agent received:

(i) A corporate finance fee comprised of:
  $15,000 plus GST ($16,500); and
  30,000 Units

and

(ii) A commission comprised of:
  a payment of $98,735 in cash and $131,250 in the form of 375,000 Units (the “Agent’s Units”); and
  an option (the “Agent’s Option”) entitling the Agent to purchase that 657,100 units (the “Agent’s Option Units”). The Agent’s Option is exercisable at $0.425 per Agent’s Option Unit for a period of 12 months from the Closing. Each Agent’s Option Unit consists of one common share (an “Agent’s Option Share”) and one-half of one non-transferable common share purchase warrant of the Issuer (an “Agent’s Option Warrant”). Each Agent’s Option Warrant is exercisable into one common share of the Issuer (an “Agent’s Option Warrant Share”) at $0.45 per Agent’s Option Warrant Share for a period of 12 months from December 16, 2003.

The Agent’s Option Units have the same terms and conditions as the Agent’s Units and the Units.

In accordance with securities legislation currently in effect, the Shares, the Agent’s Option Shares, the Warrants, and Agent’s Option Warrants, the Warrant Shares and the Agent’s Option Warrant Shares will be subject to a “hold period” of four months plus one day expiring on April 17, 2004.

The proceeds from the private placement will be used for exploration and development and general working capital. The proceeds from the exercise of the Warrants and Agent’s Option, if any, will provide general working capital.

6. Reliance on Section 85(2) of the Act

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Senior Officers

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer is as follows:

Name: David H. Watkins, President, or Michael Williams, Vice-President

Bus. Tel: (604) 684-2285

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 17th day of December, 2003.

/s/ “David H. Watkins”

David H. Watkins, President